Freshworks Inc. 2950 S. Delaware St., Suite 201 San Mateo, CA 94403

December 15, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Kathleen Collins, Accounting Branch Chief
    Megan Akst, Senior Staff Accountant

Re:    Freshworks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-40806
Ladies and Gentlemen:

We are in receipt of the comment letter, dated December 6, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filing on Form 10-K for the fiscal year ended December 31, 2021, filed on February 23, 2022 (the “Form 10-K”). Below is the response of Freshworks Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics.
Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 50
1.We note from your response to prior comment 1 that you consider the number of customers contributing more than $5,000 in ARR and net dollar retention rate to be the best indicators of trends in your business. Therefore, tell us your consideration to disclose these metrics for each period in which financial statements are provided (e.g. fiscal 2019).

Response: The Company supplementally advises the Staff that, as disclosed in our final prospectus filed on September 22, 2021 pursuant to Rule 424(b)(4), there were 8,588 customers contributing more than $5,000 in ARR as of December 31, 2019 and net dollar retention rate was 115% for the year ended December 31, 2019. In response to the Staff's comment, in future filings, we will include the key business metrics for each period in which financial statements are provided.

Freshworks Inc. 2950 S. Delaware St., Suite 201 San Mateo, CA 94403
Results of Operations, page 54

2.We note your response to prior comment 3 where you state that you will disclose the net dollar retention rate and number of paying customers in future filings to explain the increase in revenue from new versus existing customers. Please also disclose the percentage or dollar amount of change in revenue attributable to both new and existing customers to add further context to the impact of such metrics on your revenue growth.

Response: In response to the Staff’s comment, in future filings, the Company will also include the percentage or dollar amount of change in revenue attributable to both new and existing customers.

* * * * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at Tyler.Sloat@freshworks.com, with a copy to Pam Sergeeff, our Chief Legal Officer, at Pam.Sergeeff@freshworks.com.

Sincerely,

/s/ Tyler Sloat
Tyler Sloat
Chief Financial Officer
Freshworks Inc.

cc:	Rathna Girish Mathrubootham, Freshworks Inc.
Pamela Sergeeff, Freshworks Inc.
Jon Avina, Cooley LLP
Calise Cheng, Cooley LLP
Sepideh Mousakhani, Cooley LLP

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